UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

RENTRAK CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

760174 10 2

(CUSIP Number)

WPP plc

27 Farm Street

London, United Kingdom W1J 5RJ

Telephone: +44(0) 20 7408 2204

Attention: Andrea Harris, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Curt Myers, Esq.

Davis & Gilbert LLP

1740 Broadway

New York, New York 10019

(212) 468-4800

September 29, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760174 10 2

1	NAMES OF REPORTING PERSONS WPP LUXEMBOURG GAMMA THREE S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 3,037,889 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 3,037,889 (SEE ITEMS 2 AND 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,037,889 (SEE ITEMS 2 AND 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8% (SEE ITEMS 2 AND 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 760174 10 2

1	NAMES OF REPORTING PERSONS WPP PLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION JERSEY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 3,037,889 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 3,037,889 (SEE ITEMS 2 AND 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,037,889 (SEE ITEMS 2 AND 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8% (SEE ITEM 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

This amendment No. 2 relates to the Schedule 13D filed by WPP Luxembourg Gamma Three S.àr.l. a private limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand Duchy of Luxembourg (“Lux Gamma Three”), and WPP plc, a corporation formed under the laws of Jersey (collectively, the “Reporting Persons” and each a “Reporting Person”) with the Securities and Exchange Commission on December 10, 2014, as amended (the “Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of Rentrak Corporation, an Oregon corporation (the “Company”). Unless set forth below, all Items are unchanged from the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

“On September 29, 2015, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with comScore, Inc., a Delaware corporation (“comScore”) and Rum Acquisition Corporation, an Oregon corporation and a wholly owned subsidiary of comScore (“Merger Sub”), pursuant to which, at the effective time of the Merger (as defined below), Merger Sub will merge with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of comScore (the “Merger”). Concurrently with the execution of the Merger Agreement, Lux Gamma Three entered into a Support Agreement (the “Support Agreement”) with comScore, pursuant to which Lux Gamma Three agreed to vote the shares of Common Stock ( “Shares”) that it beneficially owns at any meeting of the shareholders of the Company (or to consent in connection with any written consent of shareholders of the Company) as follows: (a) in favor of the adoption of the Merger Agreement and any action reasonably requested by comScore in furtherance thereof, (b) against any action or agreement that would reasonably be expected to result in (i) a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or (ii) the conditions set forth in Section 2.2 of the Merger Agreement not being satisfied as required by the agreement, (c) against alternative acquisition or transaction proposal that is not offered by comScore and (d) against any other action, agreement or transaction involving the Company or any of its subsidiaries that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Merger or the other material transactions contemplated by the Merger Agreement or the Support Agreement or the performance by the Company of its obligations under the Merger Agreement or by Lux Gamma Three of its obligations under the Support Agreement. Any additional Company securities that Lux Gamma Three acquires or any Company securities issued or issuable to Lux Gamma Three upon the conversion, exercise or exchange of all securities held by Lux Gamma Three that are convertible into, or exercisable or exchangeable for, shares of Common Stock (“New Shares”) will also be subject to the terms of the Support Agreement. The Support Agreement also restricts Lux Gamma Three from selling or otherwise transferring Shares or New Shares prior to the termination of the Support Agreement. The Support Agreement will terminate upon the earliest of (a) the receipt of requisite shareholder approval for the Merger Agreement and (b) the termination of the Merger Agreement in accordance with its terms.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

“As further described in Item 4 hereof, on September 29, 2015, Lux Gamma Three entered into the Support Agreement with comScore. At the same time, comScore waived certain inconsistent provisions of the Stockholders Rights Agreement. The description herein of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, filed as Exhibit 1 to this Schedule 13D.”

Item 7. Material to be Filed as Exhibits.

1.	Form of Support Agreement by and between comScore and Lux Gamma Three.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2015

WPP LUXEMBOURG GAMMA THREE S.À R.L.

By:	/s/ A. van Heulen-Mulder
Name: A. van Heulen-Mulder
Title: Manager

By:	/s/ Thierry Lenders
Name: Thierry Lenders
Title: Manager

WPP PLC

By:	/s/ Paul Richardson
Name: Paul Richardson
Title: Finance Director